9/10.

09046946

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gteck Int'l Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03779 FISCAL YEAR 4-30-09

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dle

DATE : 9/11/09

Exemption No.: 82-3779

RECEIVED
2009 SEP 10 P 2:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
4-30-09

# GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

**APRIL 30, 2009**

and

**APRIL 30, 2008**

// DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

**AUDITORS' REPORT**

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2009 and 2008 and the statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2009 and 2008 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"De Visser Gray LLP"

**CHARTERED ACCOUNTANTS**

Vancouver, British Columbia
June 22, 2009

# GTECH INTERNATIONAL RESOURCES LIMITED

## STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

| **For the years ended April 30,** | **2009** | **2008** |
|---|---|---|
| | **$** | **$** |
| Revenue | | |
| Interest received | 2,775 | 11,000 |
| Total revenue | 2,775 | 11,000 |
| Expenses | | |
| Audit fees | 5,250 | 5,800 |
| Bank charges | 278 | 312 |
| Filing fees | 2,600 | 2,663 |
| Internet expenses | - | 77 |
| Legal fees | 33,489 | 13,551 |
| Printing and postage expenses | 516 | 1,514 |
| Share registry fees | 8,029 | 6,427 |
| Stock exchange fees | 5,250 | 5,287 |
| Total expenses | 55,412 | 35,631 |
| Net loss and comprehensive loss for the year | (52,637) | (24,631) |
| Deficit at the beginning of the year | (4,470,169) | (4,445,538) |
| Net loss for the year | (52,637) | (24,631) |
| Deficit at the end of the year | (4,522,806) | (4,470,169) |
| Loss per share (cents per share) (Note 8) | (1.02) | (0.48) |

See Notes to the Financial Statements

# GTECH INTERNATIONAL RESOURCES LIMITED

## BALANCE SHEETS

| As at April 30, | 2009 | 2008 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| **Current Assets** | | |
| Cash | 383,925 | 436,556 |
| Total Current Assets | 383,925 | 436,556 |
| Total Assets | 383,925 | 436,556 |
| **Liabilities and Shareholders' Equity** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued expenses | 5,721 | 5,715 |
| Total Current Liabilities | 5,721 | 5,715 |
| Total Liabilities | 5,721 | 5,715 |
| **Shareholders' Equity** | | |
| Share capital (Note 9) | 4,852,410 | 4,852,410 |
| Contributed surplus | 48,600 | 48,600 |
| Deficit | (4,522,806) | (4,470,169) |
| Total Shareholders' Equity | 378,204 | 430,841 |
| Total Liabilities and Shareholders' Equity | 383,925 | 436,556 |

Continuance of operations (Note 1)

Original approved by the Directors

"Fred Bart" "Thomas G. Howitt"

FRED BART
*Chairman, Director and CEO*

THOMAS G. HOWITT
*President, Director, Secretary and CFO*

See Notes to the Financial Statements

# GTECH INTERNATIONAL RESOURCES LIMITED

## STATEMENTS OF CASH FLOWS

| For the years ended April 30, | 2009 | 2008 |
|---|---|---|
| | $ | $ |
| **Cash used in** | | |
| **Operating activities** | | |
| Net loss for the year | (52,637) | (24,631) |
| Changes in non-cash working capital | | |
| Accounts payable and accrued expenses | 6 | 470 |
| **Net decrease in cash** | (52,631) | (24,161) |
| Cash at the beginning of the year | 436,556 | 460,717 |
| **Cash at the end of the year** | 383,925 | 436,556 |

See Notes to the Financial Statements

# GTECH INTERNATIONAL RESOURCES LIMITED

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

### 1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating other business opportunities.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and liabilities in the normal course of operations for the foreseeable future. The Company has incurred losses since its inception and, as at April 30, 2009, has an accumulated operating deficit in excess of $4.5 million. These financial statements reflect no adjustments which would become necessary in the event that the Company is unable to continue as a going concern.

### 2. Significant accounting policies

**(a) Mineral properties and deferred costs**

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

**(b) Fair value of financial instruments**

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

**(c) Stock option plan**

Options are granted periodically by the Directors under the Company's stock option plan. The Company applies the fair value method of accounting for options and the fair value of options granted is calculated using a Black-Scholes option-pricing model and included as an administrative expense.

**(d) Income taxes**

The Company accounts for income taxes using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

**(e) Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

### 3. Accounting policies not yet adopted

*The following pronouncement recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:*

**International Financial Reporting Standards ("IFRS")**

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

### 4. Change in accounting policies

Effective as of May 1, 2008, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows.

**(a) CICA Handbook Section 1535 - Capital Disclosures**

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company maintains all of its cash in at-call deposits and currently has no capital raising requirements.

**(b) Financial Instruments - recognition and measurement (CICA Handbook Section 3855) and disclosure and presentation (CICA Handbook Section 3861)**

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in operating results. Financial instruments classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-to-maturity, loans and receivables or other financial liabilities are measured at amortized cost. Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost. During the year ended April 30, 2009, the Company had neither available for sale nor held-to-maturity financial instruments.

### 5. Financial instruments

Effective May 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3862 and 3863. These new standards require qualitative and quantitative information about exposure to risk arising from financial statements. In accordance with this increased disclosure, the Company's risk exposures and the potential impact on the Company's financial results are summarized below:

**(a) Credit risk**

Credit risk is the risk of loss associated with a counterparty's inability to fulfil its payment obligations. The Company believes that it has no significant credit risk.

**(b) Liquidity risk**

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquid funds available to meet its liabilities as, and when, they fall due. As at April 30, 2009, the Company had a cash balance of $383,925 to settle current liabilities of $5,721. The Company's financial liabilities generally have contractual maturities of 30 days and are subject to normal terms of trade.

**(c) Market risk**

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and equity prices.

**(d) Interest rate risk**

The Company currently holds its cash balances at the Bank of Montreal. The Company's current policy is to invest its excess cash in investment-grade savings accounts managed by the Bank. The Company periodically monitors the investments it makes and is satisfied with the credit rating of its Bank.

**(e) Foreign currency risk**

The Company believes that it currently has no significant foreign exchange risk.

**(f) Price risk**

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine appropriate courses of action to be taken by the Company.

### 6. Exploration agreements

*Aurex Property - Mayo Mining District*

The Company had a 100% interest in this property which consisted of 155 mineral claims. In August 2001, the Company accepted 600,000 common shares in Yukon Zinc as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. The Company retains a 1.5% royalty on the project which Stratagold Corporation may purchase for $1,000,000.

*Revenue Creek Area - Whitehorse Mining District*

The Company owned 69 mineral claims which it sold to ATAC Resources Limited ("ATAC") in January 2002. The Company accepted 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. The Company retains a 2% net smelter royalty which ATAC may purchase for $600,000.

### 7. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at April 30, 2009, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

During the year ended April 30, 2009, GTG paid certain minor invoices on behalf of the Company which were subsequently repaid in full. Accordingly, as at April 30, 2009, there were no amounts owing to GTG.

### 8. Share capital

**Authorized**

Unlimited number of common shares without nominal or par value.

**Summary of shares issued and outstanding**

| | Number of shares | Amount $ |
|---|---|---|
| Balances as at April 30, 2007 | 5,168,167 | 4,852,410 |
| Movements during the year ended April 30, 2008 | | |
| None | - | - |
| Balances as at April 30, 2008 | 5,168,167 | 4,852,410 |
| Movements during the year ended April 30, 2009 | | |
| None | - | - |
| Balances as at April 30, 2009 | 5,168,167 | 4,852,410 |

**Summary of options outstanding**

| Number outstanding | Exercise price | Expiry date |
|---|---|---|
| 200,000 | $0.45 | August 26, 2010 |

During the year ended April 30, 2006, the Company granted stock options to certain Directors to acquire up to an aggregate of 200,000 common shares at an exercise prices of $0.45 per share with a fair value of $48,600, of which $16,200 has been recorded as an expense in the financial statements for that year. During the year ended April 30, 2007, the remaining expense of $32,400 was recorded as an expense.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%; expected life of 5 years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

### 9. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

### 10. Income taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

| **As at April 30,** | **2009** | **2008** |
|---|---|---|
| | **$** | **$** |
| Net loss | (52,637) | (24,631) |
| Effective statutory rate | 30.0% | 31.0% |
| Expected taxes payable | (15,791) | (7,636) |
| Unrecognized benefit of non-capital losses | 15,791 | 7,636 |
| Total income taxes payable | - | - |

Future income tax assets reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets at April 30, 2009 and 2008 are as follows:

| **As at April 30,** | **2009** | **2008** |
|---|---|---|
| | **$** | **$** |
| Future income tax assets | | |
| Non-capital loss carry-forwards | 184,000 | 163,000 |
| Deferred costs | 3,656,191 | 3,656,191 |
| Total | 3,840,191 | 3,819,191 |
| Effective statutory rate | 26.0% | 28.5% |
| Potential future income tax assets | 998,450 | 1,088,469 |
| Valuation allowance | (998,450) | (1,088,469) |
| | - | - |

At April 30, 2009, the Company has non-capital loss carry forwards of approximately $184,000, expiring as follows:

| **As at April 30,** | | **2009** | **2008** |
|---|---|---|---|
| Year of origin | Year of expiry | **$** | **$** |
| 2002 | 2009 | 32,000 | 32,000 |
| 2003 | 2010 | 25,000 | 25,000 |
| 2005 | 2015 | 23,000 | 23,000 |
| 2006 | 2026 | 28,000 | 28,000 |
| 2007 | 2027 | 30,000 | 30,000 |
| 2008 | 2028 | 25,000 | 25,000 |
| 2009 | 2029 | 53,000 | - |
| | | 184,000 | 163,000 |

### 11. Segmented information

As at April 30, 2009, all of the Company's assets, amounting to $383,925, were located in Canada. The only revenue earned by the Company during the year ended April 30, 2009 was interest received of $2,775 (2008: $11,000), which was earned in Canada.

### 12. Comparative figures

Certain 2008 comparative figures have been reclassified to conform to the financial statement presentation in 2009.

### 13. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

Exemption No. 82-3779

RECEIVED
2009 SEP 10 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 31, 2009

**GTECH INTERNATIONAL RESOURCES LIMITED**
**(the "Company")**

**INDEX**

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

---

| Document Name or Information | | | Documents Filed |
|---|---|---|---|
| (a) | Incorporation Documents | | |
| | (i) | Yukon | Not Applicable |
| (b) | Extra-provincial Registration | | |
| | (i) | BC | Not Applicable |
| (c) | Annual Reports | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |
| (d) | Notices Filed with Registrar of Companies | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |
| (e) | Annual Audited Financial Statements | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |
| (f) | Quarterly Interim Financial Statements | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |

| Document Name or Information | | | Documents Filed |
|---|---|---|---|
| (g) | Special Resolution | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |

2. **Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")**

---

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | August 17, 2009 (including Annual Audited Financial Statements, Management's Discussion and Analysis, and Certifications of Annual Filings for CEO and CFO) |
| (b) | Annual Information Form (not mandatory) | Not Applicable |
| (c) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (d) | News Releases | Not Applicable |
| (e) | Form 51-102F3, Material Change Report | Not Applicable |
| (f) | Notice of Meeting and Record Dates of shareholders' meeting | Not Applicable |
| (g) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (h) | Report of Exempt Distribution | Not Applicable |
| (i) | Notice of Change in Year End by more than 14 Days | Not Applicable |
| (j) | Notice of Change in Corporate Structure | Not Applicable |
| (k) | Notice of Change of Auditors | Not Applicable |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (l) | Business Acquisition Report under NI 51-102 | Not Applicable |
| (m) | Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed | Not Applicable |
| (n) | Notice of Change of Status Report | Not Applicable |
| (o) | Filing of documents Affecting the Rights of Securityholders including: | Not Applicable |

(i) charter documents

(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company

(iii) any securityholder rights plans or similar plans

(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally

(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.

| Document Name or Information | | Documents Filed |
|---|---|---|
| (p) | Prospectus | Not Applicable |
| (q) | Amendment to Prospectus | Not Applicable |
| (r) | Takeover Bid Circular | Not Applicable |
| (s) | Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (t) | Issuer Bid Circular | Not Applicable |
| (u) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |
| (v) | Initial Acquisition Report | Not Applicable |
| (w) | Subsequent Acquisition Reports | Not Applicable |
| (x) | Notice of Intention to Sell by a Control Person | Not Applicable |

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

---

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Exchange Filing Statement | Not Applicable |
| (b) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | August 17, 2009 (including Annual Audited Financial Statements, and Management's Discussion and Analysis) |
| (c) | Annual Information Form (not mandatory) | Not Applicable |
| (d) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (e) | News Releases | Not Applicable |
| (f) | Form 51-102F3, Material Change Report | Not Applicable |
| (g) | Notice of Meeting and Record Dates of shareholders' meeting | Not Applicable |
| (h) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (i) | Prospectus | Not Applicable |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (j) | Amendment to Prospectus | Not Applicable |
| (k) | Takeover Bid Circular | Not Applicable |
| (l) | Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (m) | Issuer Bid Circular | Not Applicable |
| (n) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |
| (o) | Initial Acquisition Report | Not Applicable |
| (p) | Subsequent Acquisition Reports | Not Applicable |
| (q) | Notice of Intention to Sell by a Control Person | Not Applicable |
| (r) | Notice of Dividends | Not Applicable |
| (s) | Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities | Not Applicable |
| (t) | Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form | Not Applicable |
| (u) | Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options | Not Applicable |
| (v) | Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing | Not Applicable |
| (w) | Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form | Not Applicable |

**4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)**

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis) | August 17, 2009 (including Annual Audited Financial Statements, and Management's Discussion and Analysis) |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (b) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (c) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (d) | Prospectus | Not Applicable |
| (e) | Amendment to Prospectus | Not Applicable |
| (f) | Issuer Bid Circular | Not Applicable |
| (g) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |

# GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")



## Management Discussion and Analysis

(Form 51-102F1)

For the year ended April 30, 2009

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the year ended April 30, 2009 should be read in conjunction with the information provided in the Company's Financial Statements for the years ended April 30, 2009 and 2008 and the material herein.

### DATE

This MD&A is dated June 22, 2009.

### OVERALL PERFORMANCE

#### Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the majority of its assets in the form of cash deposits ($383,925 as at April 30, 2009). No securities of the Company were issued during the financial year ended April 30, 2009. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying opportunities for the Company to acquire. During the last year, several opportunities were evaluated in detail. Such activities are continuing. The Directors anticipate that, once they have identified a suitable project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

The Company incurred general and administrative expenses of $55,412 during the year ended April 30, 2009. As at April 30, 2009, the Company had working capital of $378,204, and believes that it has sufficient funds to pay its ongoing expenses during the next financial year.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

### SELECTED ANNUAL INFORMATION

The following table sets out selected financial information of the Company as at the end of each of the last three financial years up to, and including, April 30, 2009. The financial information is derived from the Company's Financial Statements which were audited by De Visser Gray LLP, Chartered Accountants. Unless otherwise stated, all currency amounts contained in this Management Discussion and Analysis and in the Financial Statements are in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

## SELECTED ANNUAL INFORMATION (cont.)

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | $ | $ | $ |
| Total revenues | 2,775 | 11,000 | 11,837 |
| Profit/(loss) before discontinued operations | (52,637) | (24,631) | (62,478) |
| Net profit/(loss) | (52,637) | (24,631) | (62,478) |
| Net profit/(loss) per share (cents per share) | (1.02) | (0.48) | (1.21) |
| Profit/(loss) per fully-diluted share (cents per share) | (1.02) | (0.48) | (1.21) |
| Total assets | 383,925 | 436,556 | 460,717 |
| Working capital | 378,204 | 430,841 | 455,472 |
| Total long-term financial liabilities | - | - | - |
| Cash dividends declared per share | - | - | - |

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be used to finance its identification and acquisition of a business opportunity.

## RESULTS FROM OPERATIONS

The Company has no operations and reported a net loss for the year ended April 30, 2009 of $52,637, compared to a net loss of $24,631 for the year ended April 30, 2008. Total expenses for the year ended April 30, 2009 were $55,412, compared to the year ended April 30, 2008 of $35,631.

Total costs incurred during the period under review in relation to identifying opportunities for the Company, as stated in the Description of Business section of this Report, were $nil. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the year ended April 30, 2009 consisted of interest received of $2,775 (2008: $11,000).

### Accounting policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at April 30, 2009.

## SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous eight quarters ending with April 30, 2009. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

| Quarter ended | Total revenues (1) | Net profit/(loss) (2) | Net profit/(loss) per share |
|---|---|---|---|
| | $ | $ | $ |
| April 30, 2009 | - | (15,486) | (0.003) |
| January 31, 2009 | 219 | (17,250) | (0.003) |
| October 31, 2008 | 1,184 | (5,460) | (0.001) |
| July 31, 2008 | 1,372 | (14,441) | (0.003) |
| April 30, 2008 | 2,036 | (9,023) | (0.002) |
| January 31, 2008 | 2,851 | (644) | (0.000) |
| October 31, 2007 | 3,152 | (13,019) | (0.002) |
| July 31, 2007 | 2,961 | (1,945) | (0.000) |

## SUMMARY OF QUARTERLY RESULTS (cont.)

**Notes**

(1) Interest earned on cash deposits.

(2) Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2007, 2008 and 2009. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

## LIQUIDITY

The Company has no operations from which to generate revenues. As at April 30, 2009, the Company had cash on hand of $383,925 (April 30, 2008: $436,556), which is sufficient to meet its obligations as they become due during the current financial year. These funds will be applied towards the investigation of business opportunities and general working capital.

## CAPITAL RESOURCES

Management of the Company believes that it has sufficient financial resources to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year. As at April 30, 2009, the Company had made no commitments for expenditures other than for routine administrative expenses.

The acquisition of a business opportunity may require additional financing. The Company has limited financial resources and there is no assurance that additional financing will be available to the Company, although the Company may attempt to raise additional funds through the issue of its securities by way of one or more private placements to the public and/or the Company's parent, Genetic Technologies Limited.

## OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

## TRANSACTIONS WITH RELATED PARTIES

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at balance date, GTG owned of 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares. During the year ended April 30, 2009, GTG paid certain invoices on behalf of the Company which the Company subsequently repaid. As at April 30, 2009, there were no amounts owing to GTG.

## FOURTH QUARTER

No revenue was received for the quarter ended April 30, 2009. Total expenses for the quarter ended April 30, 2008 were $15,486. The loss for the fourth quarter was $15,486.

## PROPOSED TRANSACTIONS

Although the Company has decided to focus its activities on identifying business opportunities for the Company to acquire, it has not yet identified a potential opportunity for acquisition.

## CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not initially adopt any new accounting policies during the financial year ended April 30, 2009, or subsequent to such year end, and the Company is not expecting to adopt any changes to its accounting policies, whether voluntarily or as a result of changes to any accounting standards.

## FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company only invests in cash deposits with large banks that are considered to be low risk.

## DIRECTORS AND OFFICERS

As at the date of this Management Discussion & Analysis, the following individuals served as Directors of the Company:

| | |
|---|---|
| Fred Bart | Chairman, Director and Chief Executive Officer |
| Thomas G. Howitt | President, Director, Chief Financial Officer and Secretary |
| Dr. Paul D.R. MacLeman | Director |

During the period from May 1, 2008 up to the date of this Management Discussion & Analysis, Dr. Mervyn Jacobson and Elizabeth Sy also served as Directors of the Company.

## OTHER MD&A REQUIREMENTS

### Additional Disclosure for Venture Issuers without Significant Revenue

During the two most recently completed financial years, the Company has not operated as an exploration company and therefore has not incurred, capitalized or expensed exploration and development costs or deferred development costs. The Company has also not incurred any research and development costs. General and administrative costs were $55,412 for the financial year ended April 30, 2009 and $35,631 for the financial year ended April 30, 2008.

### Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value. As at the date of this Management Discussion & Analysis, there are 5,168,167 common shares issued and outstanding.

The Company also has outstanding the following options to purchase common shares:

| Number outstanding | Exercise price | Expiry date |
|---|---|---|
| 200,000 | $0.45 | August 26, 2010 |

### Internal Control over Financial Reporting

Under National Instrument 52-109, the Company's Chief Executive Officer ("CEO"), Fred Bart, and Chief Financial Officer ("CFO"), Thomas G. Howitt, are responsible for establishing and maintaining disclosure controls and procedures in respect of the Company's annual and interim filings.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

The Company's CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures for the financial year ended April 30, 2009 and believe that such controls and procedures are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

## OTHER MD&A REQUIREMENTS (cont.)

### Additional Information

The Company's web address is **www.gtechinternational.com**

Information relating to the Company may also be found on the SEDAR website (www. SEDAR.com).

### Forward-looking Statements

This MD&A contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future acquisitions and events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding possible future acquisitions (including opportunities in the biotechnology sector), spending plans and possible financing plans. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market conditions, availability of capital and financing, general economic, market or business conditions, and availability of possible acquisition opportunities on favourable terms. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including assumptions regarding general business and economic conditions, the state of the legal and regulatory environment in which the Company operates, the ability of the Company to satisfy regulatory requirements and the availability of capital and financing for the Company's operations and contemplated or proposed transactions on satisfactory terms.

BY ORDER OF THE BOARD

| | |
|---|---|
| "Fred Bart" | "Thomas G. Howitt" |
| FRED BART | THOMAS G. HOWITT |
| *Chairman, Director and CEO* | *President, Director, CFO and Secretary* |

**Form 52-109FV1**
**Certification of annual filings - venture issuer basic certificate**

I, Thomas G. Howitt, Chief Financial Officer of Gtech International Resources Limited, certify the following:

1. ***Review:*** I have reviewed the annual financial statements and annual MD&A (together, the "annual filings") of Gtech International Resources Limited (the "issuer") for the financial year ended April 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: August 17, 2009

"*Thomas G. Howitt*"
Thomas G. Howitt
Chief Financial Officer
Gtech International Resources Limited

**NOTE TO READER**

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

**Form 52-109FV1**
**Certification of annual filings - venture issuer basic certificate**

I, Fred Bart, Chief Executive Officer of Gtech International Resources Limited, certify the following:

1. ***Review:*** I have reviewed the annual financial statements and annual MD&A (together, the "annual filings") of Gtech International Resources Limited (the "issuer") for the financial year ended April 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: August 17, 2009

*"Fred Bart"*
Fred Bart
Chief Executive Officer
Gtech International Resources Limited

**NOTE TO READER**

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.